

Southern Union Company



BMO Capital Markets
2010 Utilities and Pipelines Day
November 30, 2010



Forward Looking Information

This presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management's beliefs and assumptions. These forward-looking statements, which address the Company's expected business and financial performance, among other matters, are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast and similar expressions. Forward-looking statements involve risks and uncertainties that may or could cause actual results to be materially different from the results predicted.

Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: changes in demand for natural gas or NGL and related services by customers, in the composition of the Company's customer base and in the sources of natural gas or NGL available to the Company; the effects of inflation and the timing and extent of changes in the prices and overall demand for and availability of natural gas or NGL as well as electricity, oil, coal and other commodities, bulk materials and chemicals; adverse weather conditions, such as warmer or colder than normal weather in the Company's service territories, as applicable, and the operational impact of natural disasters; changes in laws or regulations, third-party relations and approvals, and decisions of courts, regulators and/or governmental bodies affecting or involving the Company, including deregulation initiatives and the impact of rate and tariff proceedings before FERC and various state regulatory commissions; the speed and degree to which additional competition, including competition from alternative forms of energy, is introduced to the Company's business and the resulting effect on revenues; the impact and outcome of pending and future litigation and/or regulatory investigations, proceedings or inquiries; the ability to comply with or to successfully challenge existing and/or or new environmental, safety and other laws and regulations;

Continued….



Forward Looking Information

unanticipated environmental liabilities; the uncertainty of estimates, including accruals and costs of environmental remediation; the impact of potential impairment charges; exposure to highly competitive commodity businesses and the effectiveness of the Company's hedging program; the ability to acquire new businesses and assets and integrate those operations into its existing operations, as well as its ability to expand its existing businesses and facilities; the timely receipt of required approvals by applicable governmental entities for the construction and operation of pipelines and other projects; the ability to complete expansion projects on time and on budget; the ability to control costs successfully and achieve operating efficiencies, including the purchase and implementation of new technologies for achieving such efficiencies; the impact of factors affecting operations such as maintenance or repairs, environmental incidents, natural gas pipeline system constraints and relations with labor unions representing bargaining-unit employees; the performance of contractual obligations by customers, service providers and contractors; exposure to customer concentrations with a significant portion of revenues realized from a relatively small number of customers and any credit risks associated with the financial position of those customers; changes in the ratings of the Company's debt securities; the risk of a prolonged slow-down in growth or decline in the United States economy or the risk of delay in growth or decline in the United States economy, including liquidity risks in United States credit markets; the impact of unsold pipeline capacity being greater than expected; changes in interest rates and other general market and economic conditions, and in the Company's ability to continue to access its revolving credit facility and to obtain additional financing on acceptable terms, whether in the capital markets or otherwise; declines in the market prices of equity and debt securities and resulting funding requirements for defined benefit pension plans and other postretirement benefit plans; acts of nature, sabotage, terrorism or other similar acts that cause damage to the Company's facilities or the Company's suppliers' or customers' facilities; market risks beyond the Company's control affecting its risk management activities including market liquidity, commodity price volatility and counterparty creditworthiness;

Continued….



Forward Looking Information

the availability/cost of insurance coverage and the ability to collect under existing insurance policies; the risk that material weaknesses or significant deficiencies in internal controls over financial reporting could emerge or that minor problems could become significant; changes in accounting rules, regulations and pronouncements that impact the measurement of results of operations, the timing of when such measurements are to be made and recorded, and the disclosures surrounding these activities; the effects of changes in governmental policies and regulatory actions, including changes with respect to income and other taxes, environmental compliance, climate change initiatives and authorized rates of recovery of costs (including pipeline relocation costs); and other risks and unforeseen events, including other financial, operational and legal risks and uncertainties detailed from time to time in filings with the SEC.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's forward-looking statements. Other factors could also have material adverse effects on the Company's future results. These and other risks are described in greater detail in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, its Quarterly Reports on Form 10-Q and its other reports filed with the Securities and Exchange Commission. In light of these risks, uncertainties and assumptions, the events described in forward-looking statements might not occur or might occur to a different extent or at a different time than the Company has described. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.



Company Overview

- Focus on natural gas infrastructure
  - Attractive industry outlook
  - Natural gas is key to America's energy future
  - High-quality assets with diverse supply and strong markets
- Principally regulated asset base
  - Provides earnings and cash flow stability through long-term contracts
  - Business model proven to weather economic cycles
- Organic growth projects provide low-risk growth trajectory

Map of Operations





New England Gas Company
PEI Power
Missouri Gas Energy
Panhandle Eastern Pipe Line
Trunkline Gas
Florida Gas Transmission
Southern Union
Gas Services
Trunkline
LNG
Sea Robin Pipeline
storage

Portfolio of Stable, High-Quality Assets



Company Facts

NYSE: SUG – September 30, 2010			
Total Revenue (TTM)	$2.4 billion		
Total Assets	$8.0 billion		
Total Debt	$3.7 billion		
Total Stockholder's Equity	$2.5 billion		
Total Capitalization	$6.2 billion		
Market Capitalization	$3.0 billion		
Shares Outstanding	124.5 million		
Annual Dividend/Yield	$.60 per share/2.5%		
Credit Ratings	**Moody's**	**S&P**	**Fitch**
Southern Union Company	Baa3	BBB-	BBB-
Outlook	*Stable*	*Stable*	*Stable*
Panhandle Eastern	Baa3	BBB-	BBB-
Outlook	*Stable*	*Stable*	*Stable*
Florida Gas Transmission	Baa2	BBB	-
Outlook	*Stable*	*Stable*	-



Transportation & Storage

- Vast pipeline network with access to diverse supply sources and growing markets

- Approximately 15,000 miles of interstate pipelines with transportation capacity of 7.8 Bcf/d

- One of North America's largest liquefied natural gas (LNG) import terminals with peak send out of 2.1 Bcf/d and storage of 9 Bcf

- Owns/leases approximately 100 Bcf of storage

Provides Stable Earnings & Cash Flow



Transportation & Storage

- **Panhandle Eastern Pipe Line**
  - 6,000 mile, 4-line system
  - 2.8 Bcf/d capacity
  - Supply – Rocky Mountains and mid continent
  - Primary Markets – Midwest including IN, IL and MI
- **Trunkline Gas Company**
  - 3,500 mile, 2-line system
  - 1.7 Bcf/d capacity
  - Supply – Gulf Coast and LNG
  - Primary Markets – TX, LA, & Midwest including IN and IL
- **Sea Robin**
  - 400 mile offshore gathering system
  - 1.0 Bcf/d capacity

- **Florida Gas Transmission (50% interest)**
  - 5,000 mile, system
  - 2.3 Bcf/d capacity
  - Supply – Gulf Coast and LNG
  - Primary Market – peninsular Florida
- **Storage Assets**
  - Includes Southwest Gas Storage, Panhandle Eastern and Trunkline Gas Company
  - Owns/leases ≈ 100 Bcf of storage in IL, KS, LA, MI and OK
- **Trunkline LNG**
  - One of nation's largest import terminals; located in Lake Charles, LA
  - 2.1 Bcf/d of peak send out capacity
  - 9 Bcf of storage
  - 1 Bcf/d of NGL processing capacity



Trunkline South Texas Project



Junction
Bryan
College Station
Sam Houston NF
Austin
Giddings
Beaumont
Houston
Baytown
Pasadena
Galveston
San Antonio
Uvalde
Wilcox
Victoria
Three Rivers
Beeville
Corpus Christi
Gulf Plains
Premont
La Gloria
Nuevo
Trunkline
Legend
dcp Midstream

Project Overview:

- Precedent agreement signed to convert approximately 185 miles of Trunkline into a "rich-gas" pipeline
- Filed for FERC approval in October 2010
- Once FERC approval is received, Trunkline will enter into a 15 year transportation agreement with DCP Midstream
- Expect South Texas project to be in service in 3Q 2011
- Expect annual EBITDA between $7 and $9 million (annual operating income of $6 to $8 million; D&A of $1 million)



FGT Phase VIII Expansion

Major scale expansion project from Mississippi to central and south Florida.

Project Cost: Approx. $2.4 Billion

In service: Spring 2011

Overview:

- 820 MMcf/day capacity design
- Approximately 74% contracted with 25 year contracts
- Approximately 500 miles of pipeline and 200,000 HP of compression

PROPOSED METER STATION
COMPRESSOR ADDITION/MODIFICATION
PROPOSED NEW COMPRESSION
PROPOSED PIPELINE
ACQUIRED FROM FPL

EXISTING FGT
FGT PIPELINE
JOINT VENTURE
COMPRESSOR STATION
METER STATION



FGT Phase VIII Expansion Timeline

- Construction commenced 1Q 2010

- Target In-Service Date – Spring 2011

- Expect operating income of $240 to $260 million, depreciation of $50 million and EBITDA of approximately $290 to $310 million when fully subscribed

- FPL Capital provided Citrus with a 20 year, $500MM fixed-rate term loan at 9.39%

- FGT issued $600MM of 10 year senior notes on May 8, 2009 yielding 7.926%

- On July 19, 2010, FGT issued $500MM of 10 year senior notes yielding 5.47% and $350MM of 5 year senior notes yielding 4.0%; proceeds will be used primarily for the Phase VIII expansion and repayment of maturing debt

FGT Pascagoula Lateral



FGT Compressor Station 10

FGT Mainline

FGT Compressor Station 11

FGT (Existing)

Joint project with Transco with direct connection to the Gulf LNG Terminal in Pascagoula, MS.

Project Cost: $60MM
Operating income: $10MM
Depreciation: $1MM
EBITDA: $11MM
In service: 2011

- 20 year firm transportation agreement for 340 MMcf/day
- 15 miles 26-inch pipeline, 9 miles of 24-inch pipeline

FGT / Transco Pascagoula Lateral

FGT/Gulf South (Existing)

FGT/Transco (Existing)

Tie-in to FGT & Transco Mobile Bay Laterals

Gulf LNG Terminal

5.0 miles

Gulf LNG Pipeline

Mobile Bay Supply

13



Gathering & Processing

- Approximately 5,500 miles of natural gas and natural gas liquids pipelines covering 16 counties in the Permian Basin of West Texas and Southeast New Mexico

- 410 MMcf/d of cryogenic processing capacity

- 585 MMcf/d of sour gas treating capacity

- Nearly 35,000 bpd of NGL production 3Q 2010

- Plants connected via high pressure "header" system providing operational flexibility

- Attractive downstream markets for natural gas liquids and residue gas

Map of Operations



LEA
GAINES
EDDY
WEST EUNICE COMP.
ANDREWS
MARTIN
JAL PLANT
KEYSTONE PLANT
LOVING
WINKLER
HALLEY PLANT
ECTOR
MIDLAND
CULBERSON
MI VIDA TREATER
BLOCK 16 TREATER
WARD
CRANE
UPTON
REAGAN
IRION
REEVES
SUGS Waha/Encina Header
COYANOSA PLANT
TIPPETT PLANT
SCHLEICHER
PUTNAM TREATER
PECOS
CROCKETT
GREY RANCH CO 2 TREATER
SUTTON
TERRELL
Fort Worth Headquarters
SOUTHERN UNION
GAS SERVICES
GAS GATHERING AND PROCESSING FACILITIES
Permian Basin Area
North System
South System
Major High Pressure Transfer Pipelines
NGL Pipeline
SUGS Junction
0
20
40
SCALE IN MILES
Mar. 5, 2010
50059 A
A.P.

2010 Equity Volumes


EQUITY VOLUME BY TYPE
MMBTU/D
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
46,014
52,169
49,859
53,964
54,804
53,617
56,365
55,403
59,605
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Natural Gas Liquids
NGL Equivalents (Spread + NG)
Natural Gas



Contract Mix

Wellhead Volumes



Spread 23%

Fee Based 14%

Percentage of Proceeds 63%

Note: Spread volumes include conditioning fee, margin upgrade and keep-whole contracts. Contract mix as of October 2010.

2011/2012 Growth Opportunities

- Grayburg, Drinkard and San Andres Formations
  - Substantial infill drilling activity
  - Apache and Range Resources currently active
- Bone Springs and Delaware Formations
  - Horizontal, oil- and NGL-directed drilling area
  - Devon, Chesapeake, Bass, Oxy, Cimarex, EOG, Anadarko, COG, Yates ,et al
- Clearfork and Wolfberry Formations
  - Horizontal, oil-directed drilling area
  - SandRidge, Conoco, COG, Mariner, et al
- Ozona / Sonora Area Pipeline Expansion
  - Low-cost conversion of idle crude line to gathering service
  - Access to known production



LEA
GAINES
EDDY
WEST EUNICE COMP.
ANDREWS
MARTIN
HOWARD
JAL PLANT
KEYSTONE PLANT
LOVING
ECTOR
MIDLAND
GLASSCOCK
STERLING
HALLEY PLANT
CULBERSON
MI VIDA TREATER
BLOCK 16 TREATER
CRANE
UPTON
REAGAN
IRION
REEVES
SUGS Waha/Encina Header
COYANOSA PLANT
TIPPETT PLANT
SCHLEICHER
PUTNAM TREATER
PECOS
CROCKETT
GREY RANCH CO 2 TREATER
SUTTON
TERRELL
SOUTHERN UNION
GAS SERVICES
GAS GATHERING AND PROCESSING FACILITIES
Permian Basin Area
North System
South System
Major High Pressure Transfer Pipelines
NGL Pipeline
SUGS Junction
PLANT
TREATER
COMPRESSOR
0
20
40
SCALE IN MILES
Mar. 8, 2010
50059 C
A.P.



Growth Opportunities in Shale

- Driven by Bone Springs/Avalon shale development

- Restarted Mi Vida treater February 2010
  - Added 110 MMcfd treating capacity

- Halley processing plant restart
  - Phase I
    - Adds 60 MMcfd of cryo processing capacity; target in-service date of 1/1/2011
  - Phase II
    - Adds 50 MMcfd of cryo processing capacity 2H11

- Expect capacity to be sold under percentage of proceeds contracts

- Evaluating investment in other midstream infrastructure projects



Gathering & Processing Assumptions

- Positive processing spread environment encourages optimal Natural Gas Liquid recoveries; Normalized FF&U
- 2010 projected equity volumes
  - Natural Gas Liquids equivalent of 35,000 to 40,000 MMBtu/d
  - Natural Gas of 15,000 to 20,000 MMBtu/d
- 2010 hedge positions
  - 40,000 MMBtu/d of NGL equivalent at $10.44
  - 5,000 MMBtu/d of natural gas $5.33
- 2011 hedge positions
  - 25,000 MMBtu/d of NGL equivalent at $11.63

Note: NGL equivalents include physical NGL equity volumes plus processing spread equity volumes coupled with natural gas equity volumes



Distribution

- **Missouri Gas Energy**
  - Provides natural gas to over 500,000 customers
  - Nearly 13,000 miles of main and service lines
  - Received a $16.2MM annual base rate increase effective February 28, 2010
    - New rate design eliminates impact of weather or conservation on margin for residential and small general service customer classes

- **New England Gas Company**
  - Provides natural gas to 50,000 customers
  - Nearly 2,000 miles of main and service lines
  - Received $3.7MM in increased annual base rates in February 2009



Corporate & Other

- Corporate segment provides administrative and support functions to business segments and allocates expenses as appropriate

- Other segment primarily consists of PEI Power Corporation which owns interests in and operates 75 MW of generating assets in the PJM ISO and Fall River Gas Appliance



Summary

- Focus on natural gas related infrastructure

- Favorable risk profile with majority of earnings and cash flows provided by regulated business segments

- Identified organic growth opportunities

- Well positioned in the Permian Basin to pursue infrastructure investment opportunities

- Actively managed hedging program helps mitigate volatility in commodity margins

- Balance preservation of investment grade credit ratings and return of capital to shareholders

Compelling Vision and Clear Strategic Plan